UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A
                                (AMENDMENT NO. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              HERCULES INCORPORATED
             (Exact Name of Registrant as Specified in its Charter)

                 DELAWARE                                      51-0023450
 (State of Incorporation or Organization)                     (IRS Employer
                                                         Identification Number)
        1313 NORTH MARKET STREET,
           WILMINGTON, DELAWARE                                19894-0001
 (Address of Principal Executive Offices)                      (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class                   Name of Each Exchange on Which
        to be so Registered                   Each Class is to be Registered
-----------------------------------------  -------------------------------------
   PREFERRED SHARE PURCHASE RIGHTS                 NEW YORK STOCK EXCHANGE

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: [ ]

Securities Act registration statement file number to which this form relates:
N/A

Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                              (Title of Each Class)


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ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

        On June 3, 2003, the Board of Directors of Hercules Incorporated, a Delaware corporation (the "Company"), approved Amendment No. 1 (the "Amendment") to the Hercules Incorporated Rights Agreement, dated as of August 4, 2000, between the Company and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent (the "Rights Agreement").

        The following description of the Rights Agreement, as amended, replaces the description of the Rights Agreement contained in Item 1 of the Company's Registration Statement on Form 8-A dated August 10, 2000. Please note, however, that this description is only a summary and is not complete, and should be read together with the Rights Agreement and the Amendment, copies of which have been filed with the Securities and Exchange Commission as exhibits to this Regsitration Statement. Copies of the Rights Agreement and Amendment are available free of charge from the Company.

THE RIGHTS. Our Board authorized the issuance of a Right with respect to each outstanding share of common stock on August 14, 2000. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock we issue after August 14, 2000 but prior to the Distribution Date described below.

EXERCISE PRICE. Each Right will allow its holder to purchase from our Company one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Preferred Share") for $100, once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

EXERCISABILITY. The Rights will not be exercisable until

o 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 10% (or 20% in the case of a "Qualified Institutional Investor") or more of our outstanding common stock, other than pursuant to a "Qualifying Offer," or, if earlier,

o 10 business days (or a later date determined by our Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer (other than a Qualifying Offer) which, if completed, would result in that person or group becoming an Acquiring Person.

        We refer to the date when the Rights become exercisable as the "Distribution Date." Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

QUALIFIED INSTITUTIONAL INVESTOR. A "Qualified Institutional Investor" means a person that is the beneficial owner of less than 20% of the common stock of the Company outstanding at the relevant time, and:

o (1) is described in Rule 13d-1(b)(1) of the SEC and is eligible to (and, if applicable, does) report beneficial ownership of common stock of the Company on Schedule 13G of the SEC, and (2) is not required to file a
     Schedule 13D of the SEC with respect to its beneficial ownership of common stock of the Company; or

o is otherwise determined by the Independent Directors in their sole discretion to be a Qualified Institutional Investor.

"Independent Directors" means the members of the Board of Directors of the Company other than (1) any such member who is an employee of the Company and is otherwise not "independent" under applicable stock exchange requirements and the Company's corporate governance guidelines then in effect, (2) any person or group making a Qualifying Offeror, and (3) any person or group making an offer or proposing an alternative transaction that is in competition with any Qualifying Offer.

QUALIFYING OFFER. A "Qualifying Offer" means a tender or exchange offer made for all of the shares of common stock of the Company then outstanding:

o for consideration per each such share (1) consisting of (A) cash, (B) freely tradable common stock (eligible for listing or quotation on the NYSE, AMEX or NASDAQ National Market) of an issuer that both is eligible to register such stock for primary sales on Form S-3 of the SEC and does not require stockholder approval for the issuance of such stock in the offer or
     (C) a combination of the two, and (2) having a value per share at least
     20% greater than the then current market price (as determined under the Rights Agreement) of such share, and

o which meets all of the other requirements contained in the Rights Agreement, including the following:

     o if any portion of the consideration offered consists of cash, the person or group making the offer has provided to the Company firm written commitments from responsible financial institutions to provide (subject only to customary terms and conditions) funds for such offer that - when added to the amount of cash and cash equivalents which such person or group then has available and irrevocably committed for the offer - will be sufficient to pay for all such outstanding shares (on a fully diluted basis) and all offer-related expenses;

     o after consummating the offer, such person or group must own shares of common stock of the Company representing at least a majority of the shares of common stock then outstanding;

     o the offer must in all events remain open for at least 120 days, and must be extended in certain circumstances set forth in the Rights Agreement; and

     o such person or group must irrevocably commit in writing to the Company, among other things, to consummate promptly upon completion of the offer a transaction whereby all remaining shares of common stock of the Company will be acquired at the same price and for the same consideration per share paid in the offer.

In the event the Company receives a Qualifying Offer, the Independent Directors must call a special meeting of stockholders for the purpose of voting on the offer. The special meeting must be held on a date, selected by the Independent Directors, which is not less than 60 days after the offer is commenced and not later than the expiration of the 120-day period during which the Qualifying Offer must remain open. If no special meeting is held prior to the expiration of this 120-day period, the Rights will automatically expire. In order to be approved, the Qualifying Offer must receive the affirmative vote of a majority of the shares of common stock of the Company outstanding as of the record date of the special meeting (other than shares held by the offeror or by the Company's management or directors). If the Qualifying Offer is not approved at the special meeting, it will have no effect on the Rights Agreement.

CONSEQUENCES OF A PERSON OR GROUP BECOMING AN ACQUIRING PERSON.

o Flip In. If a person or group becomes an Acquiring Person (other than pursuant to a Qualifying Offer), all holders of Rights except the Acquiring Person may, for $100, purchase shares of our common stock with a market value of $200, based on the market price of the common stock prior to such acquisition.

o Flip Over. If our Company is later acquired in a merger or similar transaction (except any such transaction which follows a Qualifying Offer and is at the same price and for the same consideration per share paid in the Qualifying Offer) after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $100, purchase shares of the acquiring corporation with a market value of $200 based on the market price of the acquiring corporation's stock, prior to such merger.

PREFERRED SHARE PROVISIONS.

Each one one-thousandth of a Preferred Share, if issued:

o    will not be redeemable.

o will entitle holders to quarterly dividend payments of $.001 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

o will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater.

o    will have the same voting power as one share of common stock.

o if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-thousandth interest in a Preferred Share should approximate the value of one share of common stock.

EXPIRATION. The Rights will expire on August 4, 2010. In addition, the Rights will expire automatically (without payment of any redemption amount):

o upon the acquisition of the Company pursuant to a transaction which follows a Qualifying Offer and is at the same price and for the same consideration per share paid in the Qualifying Offer; or

o upon expiration of the 120-day period during which a Qualifying Offer must remain open, if no special meeting of Company stockholder is held prior to the expiration of such period.

REDEMPTION. Our Board may redeem the Rights for $.001 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock. To encourage third parties seeking to acquire the Company to make a non-coercive, premium offer which will maximize value for all stockholders, the Rights Agreement provides that our Board will consider, in determining whether to redeem the Rights in connection with any particular proposal or offer, whether such proposal or offer meets the requirements of a Qualifying Offer and, if not, in what respects such proposal or offer fails to meet such requirements.

EXCHANGE. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, our Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

ANTI-DILUTION PROVISIONS. Our Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

AMENDMENTS. The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, our Board may not amend the agreement in a way that adversely affects holders of the Rights. In addition, without the approval of at least two-thirds of the Independent Directors, no amendment may be made, or provision of the Rights Agreement waived, which changes the requirements that must be met for a tender or exchange offer to constitute a Qualifying Offer.


ITEM 2. EXHIBITS.

        4.1 Hercules Incorporated Rights Agreement, dated as of August 4, 2000, between Hercules Incorporated and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes the form of Certificate of Designations for the Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (filed as Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on August 10, 2000 and incorporated herein by reference).

        4.2 Amendment No. 1 to the Hercules Incorporated Rights Agreement, dated as of June 5, 2003 (filed herewith).

                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 5, 2003
                                               HERCULES INCORPORATED

                                               By: /s/   Israel J. Floyd
                                                  ------------------------------
                                                  Name:  Israel J. Floyd
                                                  Title: Corporate Secretary and
                                                         General Counsel

                                  EXHIBIT LIST
                                  ------------

        4.1 Hercules Incorporated Rights Agreement, dated as of August 4, 2000, between Hercules Incorporated and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes the form of Certificate of Designations for the Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (filed as Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on August 10, 2000 and incorporated herein by reference).

        4.2 Amendment No. 1 to the Hercules Incorporated Rights Agreement, dated as of June 5, 2003 (filed herewith).